

December 14, 2011

Via E-mail
Mr. Peter R. Huntsman
Chief Executive Officer
500 Huntsman Way
Huntsman Corporation
Salt Lake City, Utah 84108

> **RE:** **Huntsman Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 1-32427**

Dear Mr. Huntsman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 19 – Income Taxes, page F-69

1. You disclose on page F-73 that during 2010 you released valuation allowances of $20 million on certain net deferred tax assets, which represents 63% of net income for the 2010 fiscal year. Given the impact to your income statement, in future filings please provide a more robust discussion of the underlying reasons for material changes in your allowance account. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Note 31 – Selected Unaudited Quarterly Financial Data, page F-113

2. In future filings, please disclose herein any unusual accounting items that materially impacted the results of any quarter. In this regard we note the aggregate $30 million

Sasol-Huntsman error correction and cross currency swap income recorded in the June 30, 2010 quarter which apparently comprised $.09 of the reported $.21 diluted EPS for the quarter. See ASC 270-10-50 and Item 302(a)(3) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Management's Discussion and Analysis of Financial condition and Results of Operations, page 70

3. It is not clear why your 2011 third quarter receivables increased by 9% relative to the prior third quarter whereas your 2011 third quarter sales increased by 24% over your 2010 third quarter sales. Further, it is not clear how much the 2011 reclassification of Chinese receivables referenced on page 14 impacted your reported receivables and the associated comparability with prior periods. Please explain to us why you made this reclassification. Also, in future filings, please provide a disclosure in MD&A that enables a reader to better understand the impact of your accounting changes and the specific reasons why your accounts and notes receivables account variance is not fully explainable by the corresponding change in the sales variance. Please specifically address any changes in your revenue recognition policies and/or the aging of your receivables portfolio. A more complete explanation of your receivables variances is also necessitated by the direct material impact on your reported operating cash flows and liquidity. See Section 510.14 of the Financial Reporting Codification.

4. In future filings, please disclose in the Liquidity section of MD&A the extent to which any existing cross-default provisions can impact your compliance with your debt covenants. See Section 501.13 of the Financial Reporting Codification.

Form 8-K filed August 5, 2010

5. We note your disclosure that "management uses Adjusted EBITDA to assess financial performance in comparison to prior periods and to provide additional information regarding operational performance." You cite the same basis for the manner in which you calculate "Adjusted net income." Your calculations appear to be very specific and are generally modified each period to encompass non-recurring items occurring in current periods. Consequently, there is a concern that readers may not fully understand why you chose not to exclude the $15 million Sasol-Huntsman non-cash, non-recurring error correction or the $15 million non-recurring reduction to interest expense related to a cross currency swap. It is not clear how your decision to include the error correction in your non-GAAP financial measures is consistent with the expressed purpose of the measure, particularly given that the error relates to periods dating back to 1997. Further, it is not clear how you determined that it was useful to exclude the loss on debt extinguishment but not useful to exclude the non-recurring gain on the debt-related swap. Your decision to retain these two non-recurring gains in your calculations resulted in June 30, 2010, quarterly Adjusted EBITDA and Adjusted net income measures that were approximately 13% and 30% higher than these same measures exclusive of these items. In the future,

please provide a disclosure that reconciles the expressed purposes of your non-GAAP financial measures with any determination to retain material, non-recurring items. See Section 100(b) of Regulation G. Corresponding changes should also be made in your future forms 10-K given the adjusted net income measures included in MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief